Mail Stop 4561

November 27, 2007

Mr. Alan D. Gold
Chairman of the Board, President,
And Chief Executive Officer
BioMed Realty Trust, Inc.
17140 Bernardo Center Drive, Suite 222
San Diego, CA 92128

       Re: **BioMed Realty Trust, Inc.**
              Form 10-K for the year ended December 31, 2006
              Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007, and
              September 30, 2007
              File No. 1-32261

Dear Mr. Gold:

We have read your supplemental response letter dated November 19, 2007 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended June 30, 2007

Off Balance Sheet Arrangements, page 30

1. We note your response to prior comment 3, which states that under the terms of the operating agreement for PREI II LLC, if one party to the agreement objects to a proposed sale of the ownership interest and the other party proceeds with the proposed sale, the party that objected to the sale has the option of dissolving the entity within 30 days after the consummation of the sale. With respect to your determination that PREI should not be considered a de facto agent under the

provisions of paragraph 16(d) of FIN 46R, please explain your consideration of the effect of this option to dissolve the entity on the other party's ability to manage the economic risks or realize the economic rewards from its interest in the variable interest entity through the sale, transfer, or encumbrance of that interest.

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Please respond to these comments within 10 business days by filing your response letter on EDGAR or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jessica Barberich
Staff Accountant